EXHIBIT 99.40

News Release, regarding 2005 third quarter results, announced February 3, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES FISCAL 2005 THIRD QUARTER RESULTS AND UPCOMING KEY EVENTS

For Immediate Release:

                    February 3, 2005

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) today reported financial results for its third quarter ended December 31, 2004. AnorMED recorded net income of $15,848,000 ($0.50 per common share) in this quarter. This is in comparison to the net losses incurred in the third fiscal quarter of 2004 of $4,409,000 ($0.17 per common share) and in the previous quarter, ended September 30, 2004 of $6,584,000 ($0.21 per common share).

Revenue for this quarter of $21.6 million was from a milestone payment from Shire Pharmaceuticals Group plc who received FDA approval of FOSRENOL that triggered their obligation to pay AnorMED U.S.$18 million.  No other revenues were earned in this third fiscal quarter.

Contract research expenditures of approximately $1.3 million this quarter were 16% lower than the previous quarter due to the cost of formulation, development, and patent filing costs for AMD070 last quarter.  However, contract research costs this quarter were 14% higher than those incurred in the third fiscal quarter of 2004 with the progress in the clinical programs for AMD3100 and AMD070 comprising the majority of the increase year over year.  Currently, AnorMED is recruiting patients into six Phase II clinical trials for AMD3100, including trials in Germany and Canada. The Company also plans to initiate two new Phase II clinical trials in the first half of calendar 2005. In addition, patient enrollment into the pivotal Phase III clinical trials started in the fourth fiscal quarter of 2005. A total of 600 patients will be enrolled into two Phase III clinical studies and the rate of recruitment in this clinical program will directly impact the level of expenditures going forward. Consequently, the Company expects that its research and development expenses will increase over the next several quarters.

The Company has also developed and manufactured AMD070 drug substance with a new salt formulation designed to improve stability. This project is incurring further analytical and stability costs during the remainder of Fiscal 2005.  Patient recruitment into the Phase Ib/IIa clinical trial for AMD070 is expected in the fourth fiscal quarter.  The cost of this trial is being supported by the U.S. Adult AIDS Clinical Trials Group.

AnorMED’s progress in product development has required the company to continue to increase personnel. Research staff has increased by six people over the second quarter of 2005 and by 20 over the third quarter of 2004 for a total of 90 research and development staff as of December 31, 2004.

General and administrative expenses increased by 64% over those incurred in the third fiscal quarter of 2004 and decreased marginally over those incurred in the second fiscal quarter of 2005. Activity in several areas contributed to the increase as the Company engaged a combination of outside consultants and new employees to support its preliminary pre-marketing activities for AMD3100 and investor relations and strategic planning activities.  The Company did not engage in these same activities during the third quarter of Fiscal 2004.  AnorMED will be required to add additional resources to achieve its goals while negotiating an increasingly complex regulatory environment. This will result in increased general and administrative expenses.  AnorMED has a total of 25 general and administrative employees as of December 31, 2004 compared to 19 as of December 31, 2003.

Interest income increased in the third quarter of Fiscal 2005 in comparison to the third quarter of Fiscal 2004, in spite of lower interest rates, since the average cash balance over the quarter this year was approximately 35% higher than last year.

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AOM Q305 02/03/05

In the first half of Fiscal 2005, AnorMED recorded a loss of $792,000 on the investment in NeoRx Corporation common shares that were received originally as a partial payment for a licensing milestone. Although the share price for NeoRx has increased in the quarter, the Company has not recorded the increase in current market value since it intends to hold these shares, and consequently, the carrying value has now been recorded as a Long Term Investment.

Cash, cash equivalents, and short-term investments were $70,042,000 at December 31, 2004 as compared to $55,365,000 at September 30, 2004. Current cash on hand, as well as expected interest income, is estimated to be sufficient to fund the Company’s operations into Fiscal 2007.

Recent Events

•

Initiated patient enrollment in Phase III program for AMD3100 in stem cell transplantation

•

Completed Special Protocol Assessment agreement with FDA on the design for Phase III clinical trials of AMD3100 in stem cell transplantation

•

Presented Phase II clinical trial data demonstrating the utility of AMD3100 in allogeneic transplantation at the American Society of Hematology Conference, December 2004

•

Expanded AMD3100 stem cell transplantation program to include centers in Canada and the European Union

•

Received a U.S.$18 million milestone payment from Shire as a result of approval of FOSRENOL in the U.S. by the FDA

Upcoming Milestones

•

Initiate patient enrollment in Phase Ib/IIa trial for AMD070 in HIV in collaboration with the U.S. Adult AIDS Clinical Trials Group

•

Report data from ongoing Phase II clinical trials with AMD3100 at the Tandem Bone Marrow Transplant Meeting, February 10-14, 2005 in Keystone, Colorado

•

Initiate Phase II clinical trials with AMD3100 in transplant for Chronic Myeloid Leukemia (CML), as well as in combination with other mobilization regimens

•

Report data from ongoing Phase II and preclinical studies with AMD3100 at the European group for Blood and Marrow Transplant Meeting, March 20-23, 2005 in Prague, Czech Republic

•

Initiate cardiac tissue repair program by filing an IND with the FDA to evaluate the safety of AMD3100 in cardiac patients

•

Receive milestone payments from Shire contingent upon additional European approvals for FOSRENOL

•

Report preliminary efficacy of AMD070 in HIV patients

•

Select CCR5 HIV entry inhibitor candidate

AnorMED's risks and uncertainties related to our financial performance and certain industry factors are discussed in further detail in the "Management's Discussion and Analysis of Financial Condition and Operations" portion of its 2004 Annual Report and in its Annual Information Form dated July 23, 2004 and remain substantially unchanged. Both the 2004 Annual Report and Annual Information Form are available on www.sedar.com.

The unaudited interim financial statements presented here have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.

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AOM Q305 02/03/05

BALANCE SHEETS

(In thousands of Canadian dollars)	As at December 31	As at March 31
	2004	2004
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$43,227	$40,608
Short-term investments	26,815	25,012
Accounts receivable	331	352
Prepaid expenses	1,120	565
Current portion of security deposit	150	150
	71,643	66,687
Security deposit	100	100
Long-term investment	488	-
Property and equipment, net	2,845	2,930

	$75,076	$69,717

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$2,334	$3,668
Shareholders’equity
Share capital
Issued and outstanding:
Common shares – 31,823,953	153,764	153,452
(March 31, 2004 – 31,740,148)
Additional paid-in capital	1,332	401
Accumulated deficit	(82,354)	(87,804)
	72,742	66,049
	$75,076	$69,717

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AOM Q305 02/03/05

STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars)	For the three months ended December 31		For the nine months ended December 31
(unaudited)	2004	2003	2004	2003
		(restated)		(restated)
Revenue
Licensing	$21,600	$33	$23,921	$67
Expenses
Research and development (note 1)	4,380	3,451	13,461	10,309
General and administrative (note 1)	1,639	999	4,703	3,589
Amortization (note 1)	218	301	668	885
	6,237	4,751	18,832	14,783
	15,363	(4,718)	5,089	(14,716)
Other income (expense)
Interest income	364	309	1,032	1,116
Foreign exchange gain	121	-	121	-
Other expenses	-	-	(792)	-
	485	309	361	1,116
Net income (loss)	$15,848	$(4,409)	$5,450	$(13,600)
Income (loss) per common share	$0.50	$(0.17)	$0.17	$(0.52)
Diluted income (loss) per common share	$0.48	$(0.17)	$0.16	$(0.52)

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AOM Q305 02/03/05

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Canadian dollars, except share amounts)	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
(unaudited)

Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	153,713	(98,202)	987	56,498
Issued for cash	1,600	10	-	-	10
Issued on exercise of options	9,597	41	-	(4)	37
Stock-based compensation	-	-	-	349	349
Net income	-	-	15,848	-	15,848

Balance at December 31, 2004	31,823,953	$153,764	$(82,354)	$1,332	$72,742

	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders’ equity
(unaudited)

Balance at March 31, 2003	25,721,848	$125,774	$(70,273)	$16	$55,517
Issued for cash	3,100	7	-	-	7
Stock-based compensation	-	-	-	113	113
Net loss (restated)	-	-	(4,979)	-	(4,979)

Balance at June 30, 2003	25,724,948	125,781	(75,252)	129	50,658
Stock-based compensation	-	-	-	78	78
Net loss (restated)	-	-	(4,212)	-	(4,212)

Balance at September 30, 2003	25,724,948	125,781	(79,464)	207	46,524
Issued on exercise of options	2,333	7	-	-	7
Issued for cash pursuant to public financing	6,000,000	29,400	-	-	29,400
Share issue costs	-	(1,786)	-	-	(1,786)
Stock-based compensation	-	-	-	90	90
Net loss (restated)	-	-	(4,409)	-	(4,409)

Balance at December 31, 2003	31,727,281	$153,402	$(83,873)	$297	$69,826

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AOM Q305 02/03/05

STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)	For the three months ended December 31		For the nine months ended December 31
(unaudited)	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):

Operations:
Net income (loss)	$15,848	$(4,409)	$5,450	$(13,600)
Items not involving cash
Amortization	218	301	668	885
Loss on disposal of property and equipment	-	10	7	10
Loss on revaluation of investments	-	-	792	-
Compensatory stock options	349	90	953	281
Changes in non-cash operating working capital
Accounts receivable	6	7	21	(102)
Prepaid expenses	(532)	(183)	(555)	(142)
Accounts payable and accrued liabilities	(678)	467	(1,334)	(392)
	15,211	(3,717)	6,002	(13,060)
Investments:
Net sale (purchase) of short-term investments	6,903	(4,885)	(3,083)	43,009
Purchase of property and equipment	(93)	(92)	(590)	(273)
	6,810	(4,977)	(3,673)	42,736
Financing:
Decrease in capital lease obligations	-	(99)	-	(170)
Issuance of shares, net of share issue costs	47	27,621	290	27,628
	47	27,522	290	27,458
Increase in cash and cash equivalents	22,068	18,828	2,619	57,134
Cash and cash equivalents, beginning of the period	21,159	39,339	40,608	1,033

Cash and cash equivalents, end of the period	$43,227	$58,167	$43,227	$58,167

Note to interim financial information

1. CHANGES IN ACCOUNTING POLICIES

a) Stock-based compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004.  In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003.  The transitional provisions outlined by CICA Handbook Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation.  Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method.  As the change was implemented in the third quarter of Fiscal 2004, the first and second quarter figures for Fiscal 2004 have been restated. The changes result in an increase in research and development expense of $65,000 and $201,000 and in general and administrative expense of $21,000 and $67,000, in the comparative financial statements for the respective three and nine month periods.

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AOM Q305 02/03/05

b) Patents

Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred.  The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions.  As the change was implemented in the fourth quarter of Fiscal 2004, the first, second and third quarter figures for Fiscal 2004 have been restated, resulting in a decrease in amortization expense of $77,000 and $204,000 and an increase in research and development expense of $117,000 and $508,000, in the comparative financial statements for the respective three and nine month periods.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED Inc. is available on the Company’s website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

TELECONFERENCE CALL NOTIFICATION: Thursday, February 3, 2005 4:30pm EST/1:30pm PST

On Thursday, February 3, 2005, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial 1-800-430-4415 in Canada and the U.S. or 1-416-641-6452 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until March 5, 2005.  To hear a complete replay, please call 1-800-558-5253.  The reservation number required for access is 21229158.  This call will also be webcast from AnorMED’s website at www.anormed.com.

For further information: Elisabeth Whiting, M.Sc. Vice-President, Corporate Development & Communications Tel: 604-532-4667 e-mail: ewhiting@anormed.com	W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: 604-530-1057 e-mail: info@anormed.com